                                                                  EXHIBIT (a)(1)
                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)

                                       OF

                          MCWHORTER TECHNOLOGIES, INC.
                                       AT

                          $19.70 NET PER SHARE IN CASH
                                       BY

                                 TARTAN, INC.,
                          A WHOLLY OWNED SUBSIDIARY OF

                            EASTMAN CHEMICAL COMPANY

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
   NEW YORK CITY TIME, ON FRIDAY, JUNE 9, 2000, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS BEING MADE IN CONNECTION WITH AN AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 3, 2000, BY AND AMONG EASTMAN CHEMICAL COMPANY ("PARENT"), TARTAN, INC. (THE "PURCHASER") AND MCWHORTER TECHNOLOGIES, INC. (THE "COMPANY"). THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN) THAT NUMBER OF SHARES (AS DEFINED HEREIN) WHICH, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY PARENT OR THE PURCHASER (IF ANY), REPRESENTS AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT. THE OFFER IS ALSO SUBJECT TO THE OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE SECTION 14.

                            ------------------------

                                   IMPORTANT

     Any stockholder wishing to tender Shares must (1) complete and sign the enclosed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with the certificates representing the Shares or follow the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person to tender such Shares.

     The rights to purchase preferred stock of the Company are presently evidenced by the certificates for the shares of common stock of the Company and a tender by a stockholder of such stockholder's shares of common stock will also constitute a tender of the associated rights to purchase preferred stock.

     Any stockholder who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary prior to the expiration of the Offer, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of this Offer to Purchase.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent, the Dealer Manager or brokers, dealers, commercial banks or trust companies.

                            ------------------------

                      The Dealer Manager for the Offer is:

                             CHASE SECURITIES INC.

May 12, 2000

                               TABLE OF CONTENTS

SUMMARY TERM SHEET.................................................      1
INTRODUCTION.......................................................      5
THE OFFER..........................................................      8
 1.    Terms of the Offer..........................................      8
 2.    Acceptance for Payment and Payment for Shares...............      9
 3.    Procedures for Tendering Shares.............................     10
 4.    Withdrawal Rights...........................................     13
 5.    Certain United States Federal Income Tax Consequences.......     14
 6.    Price Range of the Shares; Dividends........................     15
 7.    Certain Effects of the Offer................................     15
 8.    Certain Information Concerning the Company..................     16
 9.    Certain Information Concerning Parent and the Purchaser.....     18
10.    Source and Amount of Funds..................................     19
11.    Background of the Offer; Purpose of the Offer and the
       Merger;
       the Merger Agreement and Certain Other Agreements...........     20
12.    Plans for the Company; Other Matters........................     29
13.    Dividends and Distributions.................................     31
14.    Conditions to the Offer.....................................     31
15.    Certain Legal Matters.......................................     33
16.    Fees and Expenses...........................................     35
17.    Miscellaneous...............................................     35

SCHEDULE I
  INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
  PARENT AND THE PURCHASER.........................................    I-1

                               SUMMARY TERM SHEET

     Tartan, Inc. is offering to purchase all of the outstanding common stock of McWhorter Technologies, Inc. (including the associated rights to purchase preferred stock) for $19.70 per share in cash. The following are some of the questions that you, as a stockholder of McWhorter, may have and our answers to those questions. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. We urge you to read carefully the entire Offer to Purchase and the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

     Our name is Tartan, Inc. We are a Delaware corporation formed for the purpose of making a tender offer for all of the common stock of McWhorter. We have carried on no activities other than in connection with the merger agreement by and among Eastman Chemical Company, Tartan, Inc. and McWhorter. We are a wholly owned subsidiary of Eastman, a Delaware corporation. Eastman manufactures and markets plastics, chemicals and fibers, employs 15,000 people in more than 30 countries and had 1999 sales of $4.6 billion. See the "Introduction" and
Section 9 of this Offer to Purchase.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

     We are seeking to purchase all of the outstanding common stock of McWhorter and the rights to purchase preferred stock associated with those shares. See the "Introduction" and Section 1 of this Offer to Purchase.

HOW MUCH ARE YOU OFFERING TO PAY, WHAT IS THE FORM OF PAYMENT AND WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     We are offering to pay $19.70 per share, net to you, in cash. If you are the record owner of your shares and you tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker or nominee tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction" to this Offer to Purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     Eastman Chemical Company, our parent company, will provide us with sufficient funds to purchase all shares validly tendered and not withdrawn in the offer and to provide funding for the merger which is expected to follow the successful completion of the offer. We anticipate that all of these funds will be obtained from the existing resources and internally generated funds of Eastman, including the issuance of commercial paper in the ordinary course of its business. The offer is not conditioned upon any financing arrangements. See
Section 10 of this Offer to Purchase.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

     We do not think our financial condition is relevant to your decision whether to tender your shares in the offer because the form of payment consists solely of cash. Eastman has arranged for all of our funding to come from its existing resources and internally generated funds, including the issuance of commercial paper in the ordinary course of its business. See Section 10 of this Offer to Purchase.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

     You will have at least until 12:00 midnight, New York City time, on Friday, June 9, 2000 to tender your shares in the offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 3 of this Offer to Purchase.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

     Subject to the terms of the merger agreement, we can extend the offer. We have agreed in the merger agreement that we may extend the offer without McWhorter's consent in the following circumstances:

     - If necessary to satisfy the condition that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or any foreign antitrust, investment or competition law or regulation shall have expired or been terminated, we may extend the offer, but not beyond July 31, 2000.

     - If any of the other conditions to the offer have not been satisfied or waived, we may extend the offer until such time as they are satisfied or waived, but not beyond June 30, 2000.

     - If all conditions to the offer have been satisfied or waived but less than 90% of the outstanding shares of McWhorter have been validly tendered and not properly withdrawn, we may extend the offer for up to ten (10) business days.

     - If all conditions to the offer have been satisfied or waived (following, if applicable, the ten (10) business day extension described above), we will accept for payment and pay for all shares validly tendered and not withdrawn at such time (which shares may not thereafter be withdrawn), and may extend the offer for a subsequent offering period of at least three (3) business days and no more than twenty (20) business days (for all such extensions), during which time stockholders may tender, but not withdraw, their shares and receive the offer consideration.

     See Section 1 of this Offer to Purchase for more details on our ability to extend the offer.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If we extend the offer, we will inform ChaseMellon Shareholder Services, L.L.C. (which is the depositary for the offer) of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 of this Offer to Purchase.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

     - We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer represents at least a majority of the then outstanding shares on a fully diluted basis. We call this condition the "minimum condition." For purposes of the offer, "on a fully diluted basis" means, as of any time, on a basis that includes the number of shares of McWhorter common stock that are actually issued and outstanding plus the maximum number of such shares that McWhorter may be required to issue under stock options, warrants and other rights or securities exercisable or exchangeable for, or convertible into, shares of McWhorter common stock, whether or not currently exercisable.

     - We are not obligated to purchase shares that are validly tendered if there is a material adverse change in McWhorter or its business.

     - We are not obligated to purchase shares that are validly tendered if any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act or foreign antitrust, investment or competition laws or regulations has not expired or been terminated.

     The offer is also subject to a number of other conditions. We can waive any of the conditions to the offer without McWhorter's consent, other than the minimum condition. See Sections 1 and 14 of this Offer to Purchase.

HOW DO I TENDER MY SHARES?

     To tender shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to ChaseMellon

Shareholder Services, L.L.C., the depositary for the offer, no later than the time the tender offer expires. If your shares are held in street name, the shares can be tendered by your nominee through The Depositary Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3 of this Offer to Purchase.

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

     You may withdraw shares at any time until the offer has expired and, if we have not accepted your shares for payment by July 10, 2000, you may withdraw them at any time after that date until we accept shares for payment. This right to withdraw will not apply to the subsequent offering period discussed in
Section 1. See Section 4 of this Offer to Purchase.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

     To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw the shares. See Section 4 of this Offer to Purchase.

WHAT DOES THE MCWHORTER BOARD OF DIRECTORS THINK OF THE OFFER?

     We are making the offer pursuant to the merger agreement, which has been unanimously approved by the McWhorter board of directors. The board of directors of McWhorter unanimously:

     - determined that the terms of the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable, fair to and in the best interests of McWhorter's stockholders,

     - approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and

     - recommends that McWhorter's stockholders accept the offer and tender their shares pursuant to the offer.

     See the "Introduction" to this Offer to Purchase.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL OF THE MCWHORTER SHARES ARE NOT TENDERED IN THE OFFER?

     Yes. If we accept for payment and pay for at least a majority of the shares of McWhorter on a fully diluted basis, Tartan, Inc. will be merged with and into McWhorter. If that merger takes place, Eastman will own all of the shares of McWhorter and all remaining stockholders of McWhorter (other than Tartan, Inc. and stockholders properly exercising dissenters' rights) will receive $19.70 per share in cash (or any higher price per share that is paid in the offer). See the "Introduction" and Section 11 of this Offer to Purchase.

IF A MAJORITY OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WILL MCWHORTER CONTINUE AS A PUBLIC COMPANY?

     No. Following the purchase of shares in the offer, we expect to consummate the merger. If the merger takes place, McWhorter no longer will be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that McWhorter common stock will no longer be eligible to be traded through the New York Stock Exchange or any other securities exchange, there may not be a public trading market for McWhorter common stock, and McWhorter may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. See
Section 7 of this Offer to Purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares in the offer, subject to any dissenters' rights properly exercised under Delaware law. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier and not have dissenters' rights if you tender your shares. If, however, for some reason the merger does not take place, the number of stockholders and the number of shares of McWhorter that are still publicly held may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the McWhorter common stock. Also, as described above, McWhorter may cease making filings with the SEC or otherwise may not be required to comply with the SEC rules relating to publicly held companies. See the "Introduction" and Section 7 of this Offer to Purchase.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

     On May 3, 2000, the last trading day before we announced the acquisition, the closing price of McWhorter common stock reported on the New York Stock Exchange was $13.875 per share. On May 11, 2000, the last trading day before we commenced the tender offer, the closing price of McWhorter common stock reported on the New York Stock Exchange was $19.625 per share. We encourage you to obtain a recent quotation for shares of common stock in deciding whether to tender your shares. See Section 6 of this Offer to Purchase.

WHAT ARE CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES?

     The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a stockholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. If the shares exchanged constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 20% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5 of this Offer to Purchase.

TO WHOM MAY I SPEAK IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     You may call Georgeson Shareholder Communications Inc. at (800) 223-2064 (toll free) or Chase Securities Inc. at (212) 270-3272. Georgeson Shareholder Communications Inc. is acting as the information agent and Chase Securities Inc. is acting as the dealer manager for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Common Stock of
McWhorter Technologies, Inc.:

                                  INTRODUCTION

     Tartan, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Eastman Chemical Company, a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of McWhorter Technologies, Inc., a Delaware corporation (the "Company"), together with the associated rights to purchase preferred stock (the "Rights") issued pursuant to the Rights Agreement, dated as of February 1, 1994, as amended (the "Rights Agreement"), between the Company and Equiserve Trust Company, N.A., as successor Rights Agent (the shares of Common Stock and any associated Rights are herein referred to as the "Shares"), at a price of $19.70 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

     Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or broker should check with such institution as to whether it charges any service fees. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required federal backup withholding tax of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Sections 3 and 5. The Purchaser will pay all fees and expenses of Chase Securities Inc., as Dealer Manager (in such capacity, the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C., as Depositary (the "Depositary"), and Georgeson Shareholder Communications Inc., as Information Agent (the "Information Agent"), incurred in connection with the Offer and in accordance with the terms of the agreements entered into between the Purchaser and/or Parent and each such person. See Section 16.

     THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT (AS DEFINED BELOW) AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER (AS DEFINED BELOW), ARE ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     Lehman Brothers Inc. ("Lehman Brothers"), the Company's financial advisor, has delivered to the Company Board its written opinion, dated May 3, 2000, to the effect that, as of such date and based upon and subject to certain assumptions and matters stated therein, from a financial point of view, the consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders. A copy of Lehman Brothers' written opinion is attached as Annex A to the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9"), which has been filed by the Company with the Securities and Exchange Commission (the "SEC") in connection with the Offer and which is being mailed to holders of Shares concurrently herewith. Holders of Shares are urged to, and should, read the full text of such opinion carefully in its entirety.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW) THAT NUMBER OF SHARES WHICH, WHEN ADDED TO THE SHARES BENEFICIALLY OWNED BY PARENT OR THE PURCHASER (IF ANY), REPRESENTS AT LEAST A MAJORITY OF THE SHARES OUTSTANDING ON A FULLY DILUTED BASIS ON THE DATE SHARES ARE ACCEPTED FOR PAYMENT (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO THE OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE SECTION 14. As used in this Offer to Purchase, "on a fully diluted basis" means, as of any time, on a basis that includes the number of Shares that are actually issued and outstanding plus the maximum number of Shares that the Company may be required to issue pursuant to obligations under stock options, warrants and other rights and securities exercisable or exchangeable for, or convertible into, Shares, whether or not currently exercisable. The Company has represented and warranted to Parent and the Purchaser that, as of March 31, 2000, there were (1) 9,950,685 Shares issued and outstanding and (2) 812,272 Shares issuable upon the exercise of options. Neither Parent, the Purchaser nor any person listed on
Schedule I hereto beneficially owns any Shares. The Merger Agreement provides, among other things, that the Company will not, without the prior written consent of Parent, issue any additional Shares (except upon the exercise of outstanding options) or other securities convertible into, or exercisable or exchangeable for, Shares. See Section 11. Based on the foregoing and assuming the issuance of 812,272 Shares issuable upon the exercise of outstanding options, the Purchaser believes that the Minimum Condition will be satisfied if 5,381,479 Shares are validly tendered and not withdrawn prior to the Expiration Date.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 3, 2000 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions, including the approval and adoption of the Merger Agreement by the stockholders of the Company (if required by applicable law), the Purchaser will be merged with and into the Company (the "Merger") and the Company will be the surviving corporation in the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding, other than Shares held by (1) the Company or any of its subsidiaries, (2) Parent or any of its subsidiaries, including the Purchaser, and (3) stockholders who properly perfect their dissenters' rights under the Delaware General Corporation Law, as amended (the "DGCL"), will be converted into the right to receive $19.70 in cash or any higher price per Share paid in the Offer, without interest. The Merger Agreement is more fully described in
Section 11.

     The Merger Agreement provides that, upon the purchase by the Purchaser of at least a majority of the Shares pursuant to the Offer and from time to time thereafter, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board so that the percentage of Parent's nominees on the Company Board equals the percentage of outstanding Shares beneficially owned by the Purchaser, Parent and their affiliates. The Company will, at such time, upon the request of Parent, promptly use its reasonable best efforts to take all action necessary to cause such persons designated by Parent to be appointed or elected to the Company Board, if necessary, by increasing the size of the Company Board or securing resignations of incumbent directors or both.

     The Company and the Rights Agent under the Rights Agreement amended the Rights Agreement to provide that (1) so long as the Merger Agreement has not been terminated pursuant to the termination provisions thereof, a Distribution Date (as defined in the Rights Agreement) will not occur or be deemed to occur, and neither Parent nor the Purchaser will become an Acquiring Person (as defined in the Rights Agreement), as a result of the execution, delivery or performance of the Merger Agreement, the announcement, making or consummation of the Offer, the acquisition of Shares pursuant to the Offer or the Merger, the consummation of the Merger or any other transaction contemplated by the Merger Agreement and
(2) the Rights will expire immediately prior to the consummation of the Offer.

     Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder. The Company has agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following consummation of the Offer for the purpose of considering and taking action upon the approval and adoption of the Merger Agreement. Parent has agreed to vote the Shares owned by Parent, the Purchaser and any other subsidiaries of Parent in favor of the approval and adoption of the Merger Agreement. See Section 12.

     Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that the Purchaser acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any further approval of the Company Board or the Company's stockholders. Even if the Purchaser does not own 90% of the outstanding Shares following consummation of the Offer, Parent or the Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired in open market purchases may be greater or less than the Offer Price.

     In addition, the Merger Agreement provides that if, following a Subsequent Offering Period (as hereinafter defined), if any, the Purchaser has acquired less than 90% of the Shares, but not less than 75% of the Shares, then the Company, the Purchaser and Parent will enter into a stock option agreement, on customary terms, whereby the Company will grant to the Purchaser an option to purchase that number of Shares that, when added to the Shares owned by the Purchaser and its affiliates, results in Purchaser owning 90% of the outstanding Shares on a fully diluted basis.

     Parent presently intends to effect a short-form merger, if permitted to do so under the DGCL, pursuant to which the Purchaser will be merged with and into the Company. See Section 12.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                   THE OFFER

1. TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not withdrawn in accordance with
Section 4. The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Friday, June 9, 2000, unless and until the Purchaser, in accordance with the terms of the Merger Agreement, has extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser (other than any extension with respect to the Subsequent Offering Period described below), expires.

     The acceptance for payment of Shares pursuant to the Offer, and payment therefor, is conditioned upon the satisfaction of the Minimum Condition, the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and any foreign antitrust, investment or competition laws or regulations, and the other conditions set forth in Section 14. If such conditions are not satisfied prior to the Expiration Date, the Purchaser reserves the right, subject to the terms of the Merger Agreement and subject to complying with applicable rules and regulations of the SEC, to (1) decline to purchase any Shares tendered in the Offer and terminate the Offer and return all tendered Shares to the tendering stockholders, (2) waive any or all conditions to the Offer (other than the Minimum Condition) and, to the extent permitted by applicable law, purchase all Shares validly tendered and not properly withdrawn, or (3) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain all Shares that have been tendered until the expiration of the Offer as extended. The Merger Agreement provides that the Purchaser will not waive the Minimum Condition, decrease the Offer Price, change the form of consideration payable in the Offer, decrease the number of Shares sought in the Offer, impose additional conditions to the Offer or amend any other condition to the Offer in any manner adverse to the holders of the Shares without the prior written consent of the Company.

     The Merger Agreement requires the Purchaser to accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all conditions to the Offer are satisfied or waived on the Expiration Date. If on the initial scheduled Expiration Date of the Offer (as it may be extended) all conditions to the Offer have not been satisfied or waived, Purchaser may, in its sole discretion, extend the Offer from time to time for such period of time as Purchaser deems appropriate, but in no event beyond June 30, 2000, unless any applicable waiting period under the HSR Act, or any foreign antitrust, investment or competition law or regulation has not expired or been terminated, in which case the Purchaser may extend the Offer, but in no event beyond July 31, 2000. Notwithstanding the foregoing, if, immediately prior to the Expiration Date of the Offer (as it may be extended), the Shares tendered and not withdrawn constitute less than 90% of the outstanding Shares, the Purchaser may extend the Offer for a period not to exceed ten (10) business days.

     Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Purchaser may, subject to certain conditions, provide a subsequent offering period following the expiration of the Offer on the Expiration Date (a "Subsequent Offering Period"). A Subsequent Offering Period is an additional period of time from three (3) business days to twenty
(20) business days in length, beginning after the Purchaser purchases Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

     The Merger Agreement provides that the Purchaser may, in its sole discretion, commence a Subsequent Offering Period. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. During a Subsequent Offering Period, the Purchaser will promptly purchase and pay for all Shares tendered at the same price paid in the Offer.

     Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (1) to terminate the Offer if any of the conditions set forth in Section 14 have not been satisfied and (2) to waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not properly withdrawn, and will promptly pay for all Shares so accepted for payment.

     The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 14. Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act. Without limiting the obligation of the Purchaser under such Rules or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service.

     If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of, or payment for, Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares which the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of such bidder's Offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC's view, an offer should remain open for a minimum of five (5) business days from the date a material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and the number of shares being sought, a minimum of ten
(10) business days may be required to allow adequate dissemination and investor response. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. If, prior to the Expiration Date, the Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer whether or not such Shares were tendered prior to such increase.

     The Company has provided the Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and will pay for, as soon as practicable after the Expiration Date, all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates for such Shares (or a timely Book-Entry Confirmation (as defined below) with respect thereto), (2) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal, and (3) any other documents required by the Letter of Transmittal. The per Share consideration paid to any holder of Shares pursuant to the Offer will be the highest per Share consideration paid to any other holder of such Shares pursuant to the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn, if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders.

     UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE TO BE PAID BY THE PURCHASER FOR THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If the Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (including such rights as are set forth in Sections 1 and 14) (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 4.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted representing more Shares than are tendered, certificates evidencing Shares not tendered or not accepted for purchase will be returned to the tendering stockholder, or such other person as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. In the case of Shares delivered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedures set forth in Section 3, such Shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering stockholder shall specify in the Letter of Transmittal, as promptly as practicable following the expiration, termination or withdrawal of the Offer. If no such instructions are given with respect to Shares delivered by book-entry transfer, any such Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.

     The Purchaser reserves the right to transfer or assign, in whole or, from time to time, in part, to one or more of its affiliates, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURES FOR TENDERING SHARES.

     Valid Tenders. For Shares to be validly tendered pursuant to the Offer, either (1) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either certificates evidencing tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered to the Depositary pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (2) the tendering stockholder must comply with the guaranteed delivery procedures described below.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal, or (2) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution" and, collectively, "Eligible Institutions"). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates for such Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

          (1) such tender is made by or through an Eligible Institution;

          (2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

          (3) the certificates for (or a Book-Entry Confirmation with respect to) such Shares, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and any other required documents, are received by the Depositary within three (3) New York Stock Exchange ("NYSE") trading days after the date of execution of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram or facsimile or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

     Upon the acceptance of Shares for payment pursuant to the Offer, the valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Appointment. By executing the Letter of Transmittal as set forth above (including delivery through an Agent's Message), the tendering stockholder will irrevocably appoint designees of Parent as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all non-cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after May 3, 2000 (collectively, "Distributions"). All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if, as and when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. All such powers of attorney and proxies will be irrevocable and will be deemed granted in consideration of the acceptance for payment by the Purchaser of Shares tendered in accordance with the terms of the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares (and any and all Distributions) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Parent will thereby be empowered to exercise all voting and other rights with respect to such Shares (and any and all Distributions), including, without limitation, in respect of any annual or special meeting of the Company's stockholders (and any adjournment or postponement thereof), actions by written consent in lieu of any such meeting or otherwise, as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including voting at any meeting of stockholders.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of any Shares determined by it not to be in proper form or the acceptance for payment of which, or payment for which, may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right, in its sole discretion, to waive any defect or irregularity in any tender of Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer in this regard (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Backup Withholding. Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold 31% of the amount of any payments pursuant to the Offer. In order to avoid backup withholding of United States federal income tax payments of the Offer Price pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies and is proven in a manner satisfactory to the Depositary, provide the Depositary with such stockholder's correct taxpayer identifying number ("TIN") on a Substitute Form W-9 and certify under penalty of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on such stockholder and payment of the Offer Price to such stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proven in a manner satisfactory to the Depositary). Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 10 to the Letter of Transmittal.

4. WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4 or as provided by applicable law, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 10, 2000.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in
Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

     Withdrawals of tendered Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date, or during the Subsequent Offering Period, by again following one of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1.

5. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     The following discussion is a summary of certain material United States federal income tax consequences of the Offer and the Merger to holders of Shares whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to holders of Shares. The discussion is limited to holders of Shares who hold the Shares "as capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), which generally includes property held for investment. The discussion set forth below does not apply to certain categories of holders of Shares subject to special treatment under the Code, such as foreign holders and holders who acquired such Shares pursuant to the exercise of employee stock options or otherwise as compensation. This summary is based upon laws, regulations, rulings and interpretations currently in effect, all of which are subject to change, retroactively or prospectively.

     The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign income and other tax laws. In general, a holder who sells Shares pursuant to the Offer, or who receives cash in exchange for Shares pursuant to the Merger, will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder's adjusted tax basis in the Shares sold pursuant to the Offer or surrendered for cash pursuant to the Merger.

     The gain or loss recognized by a holder of Shares pursuant to the Offer or the Merger will be capital gain or loss and if, as of the date of the tender pursuant to the Offer or surrender for cash pursuant to the Merger, as the case may be, the holder has held the Shares tendered or surrendered for more than one year, such capital gain will be long-term. The amount of any gain or loss recognized and its character as short-term or long-term will be calculated and determined separately for each identifiable block of Shares tendered pursuant to the Offer or surrendered for cash pursuant to the Merger. In general, capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year will be subject to a maximum United States federal income tax rate of 20% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income rates. Certain limitations apply to the tax treatment of a stockholder's capital losses.

     Unless a stockholder complies with certain reporting and/or certification procedures or is an exempt recipient under applicable provisions of the Code and Treasury regulations promulgated thereunder, such stockholder may be subject to a withholding tax of 31% with respect to any cash payments received pursuant to the Offer and the Merger. See the discussion regarding backup withholding in
Section 3. Foreign stockholders should consult with their own tax advisors regarding withholding taxes in general.

     BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE OFFER AND THE MERGER, INCLUDING ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES (INCLUDING ANY TAX RETURN FILING OR OTHER TAX REPORTING REQUIREMENTS) OF THE OFFER AND THE MERGER.

6. PRICE RANGE OF THE SHARES; DIVIDENDS.

     The Shares are traded on the NYSE under the symbol "MWT." The following table sets forth, for each of the fiscal quarters indicated, the high and low sales price per Share. The Rights trade together with the Common Stock. Share prices are as reported on the NYSE based on published financial sources.

                                                               HIGH        LOW
                                                              ------      ------
Fiscal Year Ended October 31, 1998
  First Quarter.............................................  $26.38      $23.63
  Second Quarter............................................   26.50       24.31
  Third Quarter.............................................   28.38       24.00
  Fourth Quarter............................................   24.75       18.88
Fiscal Year Ended October 31, 1999
  First Quarter.............................................  $23.81      $19.50
  Second Quarter............................................   19.75       12.44
  Third Quarter.............................................   17.50       12.50
  Fourth Quarter............................................   18.38       12.50
Fiscal Year Ended October 31, 2000
  First Quarter.............................................  $16.75      $12.75
  Second Quarter............................................   15.38       10.88
  Third Quarter (through May 11, 2000)......................   19.75       13.88

     On May 3, 2000, the last full trading day prior to the public announcement of the execution of the Merger Agreement by the Company, Parent and the Purchaser, the last reported closing sales price of the Shares on the NYSE was $13.875 per Share. On May 11, 2000, the last full trading day prior to the commencement of the Offer, the last reported closing sales price of the Shares on the NYSE was $19.625 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     The Company has not paid any cash dividends on its Common Stock during either of its two most recent fiscal years. Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Parent and Parent does not intend to consent to any such declaration or payment.

7. CERTAIN EFFECTS OF THE OFFER.

     Market for the Shares. The purchase of Shares by the Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, could reduce the number of holders of Shares and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

     NYSE Listing. The Shares are listed on the NYSE. Depending upon the aggregate market value and the per Share price of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE's published guidelines, the NYSE would consider delisting the Shares if, among other things, the number of record holders of at least 100 or more Shares should fall below 400 (or below 1,200 if the average monthly trading volume is below 100,000 for the last 12 months), the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000, or the total global market capitalization is less than $50,000,000 and total stockholders' equity is less than $50,000,000, or the average global market capitalization over a consecutive 30 trading-day period is less than $15,000,000.

     If the NYSE were to delist the Shares, the market therefor could be adversely affected. It is possible that such Shares would continue to trade on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges or through the Nasdaq or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of stockholders and/or the aggregate market value of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act and other factors. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

     Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

     Margin Regulations. The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding stock exchange listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer constitute "margin securities."

     The Purchaser currently intends to seek delisting of the Shares from the NYSE and the termination of the registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such delisting and termination are met. If the NYSE listing and the Exchange Act registration of the Shares are not terminated prior to the Merger, then the Shares will be delisted from the NYSE and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

8. CERTAIN INFORMATION CONCERNING THE COMPANY.

     The information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Although neither the Purchaser nor Parent has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, none of Parent, the Purchaser, the Dealer Manager, the Depositary or the Information Agent assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, the Purchaser, the Dealer Manager, the Depositary or the Information Agent.

     The Company is a leading manufacturer of surface coating resins and colorants and is a manufacturer of resins used in the reinforced fiberglass plastics industry. Surface coating resins are a primary component of paint and coatings which are used for a variety of protective and decorative purposes. Colorants are used to disperse pigments in paints and coatings. Resins used for reinforced fiberglass plastics are a primary component for various fiberglass products. The Company was formed in 1994 when it was spun off from The Valspar Corporation and merged with the former resin products division of Cargill Inc. The Company employs approximately 1,100 people at 14 global sites.

     The Company is a Delaware corporation with its principal executive offices at 400 East Cottage Place, Carpentersville, Illinois 60110. The telephone number of the Company is (847) 428-2657.

     Selected Financial Information. Set forth below is selected consolidated financial information with respect to the Company, excerpted or derived from the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1999 (the "Company 10-K") and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2000 (the "Company 10-Q"), each as filed with the SEC pursuant to the Exchange Act. Parent and the Purchaser make no representation as to the accuracy of such financial information. More comprehensive financial information is included in the Company 10-K, the Company 10-Q and in other documents filed by the Company with the SEC. The following summary is qualified in its entirety by reference to the Company 10-K, the Company 10-Q and such other documents, including the financial information and related notes contained therein. The Company 10-K, the Company 10-Q and such other documents may be inspected and copies may be obtained from the SEC or the NYSE in the manner set forth below.

                          McWHORTER TECHNOLOGIES, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         QUARTER ENDED JANUARY 31,          YEAR ENDED OCTOBER 31,
                                         -------------------------      ------------------------------
                                           2000            1999           1999       1998       1997
                                         ---------       ---------      --------   --------   --------
INCOME STATEMENT DATA:
  Net Sales............................  $103,299        $ 96,235       $443,797   $454,930   $331,465
  Income from Operations...............     2,931           4,028         28,301     25,683     27,149
  Net Income...........................       473           1,208         11,901     12,844     15,418
  Earnings per Share -- basic..........       .05             .12           1.18       1.25       1.50
  Earnings per Share -- diluted........       .05             .12           1.17       1.24       1.48

                                             AT JANUARY 31,                   AT OCTOBER 31,
                                         -----------------------      ------------------------------
                                           2000           1999          1999       1998       1997
                                         --------       --------      --------   --------   --------
BALANCE SHEET DATA:
  Total Assets.........................  $358,749       $356,252      $362,062   $362,465   $259,182
  Net Working Capital..................    54,635         48,516        55,037     45,170     24,674
  Long-term Obligations................   134,975        130,760       134,036    130,128     57,152
  Stockholders' Equity.................   109,098        108,668       111,163    107,444     91,668

     Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the SEC. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of these materials should be obtainable by mail, upon payment of the SEC's customary fees, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements and other information relating to the Company. Reports, proxy statements and other information concerning the Company should also be available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

9. CERTAIN INFORMATION CONCERNING PARENT AND THE PURCHASER.

     Parent and the Purchaser. Parent, a Delaware corporation, is a global chemical company with a broad portfolio of plastic, chemical, and fiber products. Parent manufactures and sells chemicals and specialty polymers supplied to the inks, coatings, adhesives, sealants, and textile industries; fine chemicals; performance chemicals and intermediates; specialty plastics; polyester plastics such as polyethylene terephthalate sold under the trademark EASTAPAK polymers; and fibers. In 1999, Parent had sales of $4.59 billion, operating earnings of $202 million, net earnings of $48 million, and diluted earnings per share of $0.61.

     Parent began business in 1920 for the purpose of producing photographic chemicals. Today, Parent is a major chemical producer and leader in the application of several manufacturing technologies, and in 1999 became an industry leader in the area of e-commerce by being the first chemical company to offer e-commerce capability to its customers in the United States and Canada. Parent pioneered the application of coal gasification technology for the production of chemicals (also referred to as "chemicals from coal technology") and currently operates one of the largest coal gasification facilities in the United States. Parent is also a leader in the manufacture of oxo chemicals that are used in the production of numerous coatings and resin intermediates, the manufacture of fine chemicals used in photographic and other custom chemicals, and the application of advanced environmental waste management practices for chemical manufacturing operations. Parent is a world leader in production and recycling of a wide variety of polyester plastics, including polyethylene terephthalate and other flexible packaging materials.

     The Purchaser is a newly incorporated Delaware corporation organized in connection with the Offer and the Merger and has not carried on any significant activities other than in connection with the Offer and the Merger. All of the outstanding capital stock of the Purchaser is owned directly by Parent. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any significant activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

     The principal offices of Parent and the Purchaser are located at 100 North Eastman Road, Kingsport, Tennessee 37660. The telephone number of Parent and the Purchaser is (423) 229-2000.

     The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and the executive officers of Parent and the Purchaser are set forth on Schedule I hereto.

     Except as set forth in this Offer to Purchase, none of Parent, the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto or any associate or majority owned subsidiary of such persons beneficially owns or has any right to acquire, directly or indirectly, any Shares, and none of Parent, the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the other persons or entities referred to above, nor any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past sixty (60) days.

     Except as set forth in this Offer to Purchase, neither Parent nor the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

     Except as set forth in this Offer to Purchase, neither Parent nor the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or the Purchaser, their respective subsidiaries, or, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets. See Section 11.

     In the ordinary course of business, Parent and the Company have entered into transactions whereby Parent has sold certain of its products to the Company, aggregating approximately $7.8 million since January 1998.

     As has been previously reported, on September 30, 1998, Parent entered into a voluntary plea agreement with the U.S. Department of Justice and agreed to pay an $11 million fine to resolve a charge brought against Parent for violation of Section One of the Sherman Act. Under the agreement, Parent entered a plea of guilty to one count of price-fixing for sorbates, a class of food preservatives, from January 1995 through June 1997. The plea agreement was approved by the United States District Court for the Northern District of California on October 21, 1998. Parent recognized the entire fine in third quarter 1998 and is paying the fine in installments over a period of five years. On October 26, 1999, Parent pleaded guilty in a Federal Court of Canada to a violation of the Competition Act of Canada and was fined $780,000 (Canadian). The plea admitted that the same conduct that was the subject of the September 30, 1998 plea in the United States had occurred with respect to sorbates sold in Canada, and prohibited repetition of the conduct and provides for future monitoring. The fine has been paid and was recognized as a charge against earnings in the fourth quarter 1999.

     Except as set forth above, during the past five years, neither Parent nor the Purchaser nor, to the best knowledge Parent and the Purchaser, any of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     Available Information. Parent is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers, their remuneration, stock options granted to them, the principal holders of Parent's securities and any material interests of such persons in transactions with Parent is required to be disclosed in proxy statements distributed to Parent's stockholders and filed with the SEC. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of these materials should be obtainable by mail, upon payment of the SEC's customary fees, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Parent. Reports, proxy statements and other information concerning Parent should also be available at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

10. SOURCE AND AMOUNT OF FUNDS.

     The Offer is not conditioned upon any financing arrangements. The total amount of funds required by the Purchaser to purchase Shares pursuant to the Offer and the Merger is estimated to be approximately $196 million. The Purchaser will obtain all such funds from Parent. Parent will obtain such funds from existing resources and internally generated funds, including the issuance of commercial paper in the ordinary course of business.

11. BACKGROUND OF THE OFFER; PURPOSE OF THE OFFER AND THE MERGER;
THE MERGER AGREEMENT AND CERTAIN OTHER AGREEMENTS.

Contacts with the Company; Background of the Offer.

     Parent continually evaluates and considers other businesses of varying sizes as potential strategic partners and candidates for acquisition. In the fall of 1999, Parent was approached by the Company's previous financial advisor to determine whether Parent had any interest in a strategic transaction involving the Company. Following additional conversations between Parent and the Company's previous and current financial advisors, on November 12, 1999, Parent and the Company entered into a confidentiality agreement.

     On December 13, 1999, Allan R. Rothwell, President of the Chemicals Group of Parent, James P. Rogers, Senior Vice President and Chief Financial Officer of Parent, and Bruce E. Moore, Vice President and General Manager of Coatings, Adhesives and Specialty Polymers of Parent, together with other members of Parent's senior management, met with John R. Stevenson, Chairman of the Company Board, Jeffrey M. Nodland, President and Chief Executive Officer of the Company, Louise M. Tonozzi-Frederick, Chief Financial Officer of the Company, and the Company's current financial advisor. This meeting continued to be exploratory in nature, with the parties discussing in general terms the strategic benefits of Parent's proposed acquisition of the Company. Following this meeting, members of Parent's senior management engaged in a series of conversations with the Company's financial advisor regarding potential valuations of the Company and other due diligence matters.

     In January 2000, Parent retained Chase Securities Inc. to provide financial advice regarding a potential business combination with the Company.

     On February 2 and February 3, 2000, members of Parent's management, together with Parent's financial advisor, met in Chicago, at the offices of the Company's outside legal counsel, with members of the Company's management, together with the Company's financial advisor, and commenced Parent's initial due diligence investigation.

     In addition, on February 3, 2000, at a meeting of the Finance Committee of Parent's Board of Directors (the "Parent Board"), Mr. Rogers briefed the committee on the status of discussions between the Company and Parent.

     On February 17, 2000, Parent submitted a letter to the Company, through the Company's financial advisor, indicating that Parent was considering a transaction in which it would acquire all of the Company's issued and outstanding Shares at a price of $20.00 per Share, subject to further due diligence. Parent also requested a period of exclusive negotiations with the Company.

     On February 25, 2000, Mr. Stevenson notified Mr. Rogers that the Company would not consider a business combination at Parent's proposed offer price. Mr. Rogers and members of Parent's management then engaged in a series of conversations with Mr. Stevenson and the Company's financial advisor. As a result, Parent and the Company agreed that Parent would continue its due diligence investigation in order to reevaluate Parent's valuation of the Company.

     On March 1, 2000, Mr. Stevenson spoke with Mr. Rogers by telephone and orally agreed to suspend discussions with other interested parties for a period of thirty days. On March 2, 2000, at a meeting of the Finance Committee of the Parent Board, Mr. Rogers briefed the committee on the status of discussions between the Company and Parent.

     As a result of these conversations, in March 2000, Parent expanded its due diligence activities to include the world-wide operations of the Company, and continued to engage in due diligence until execution of the Merger Agreement.

     On April 6, 2000, Parent submitted a letter to the Company, through the Company's financial advisor, containing a non-binding proposal to acquire all of the Company's issued and outstanding Shares at a price of $18.00 per Share.

     On April 7, 2000, the Company Board determined that Parent's proposal was not acceptable to the Company, and Mr. Stevenson conveyed the Company Board's determination to Mr. Rogers. Between April 7 and April 10, Parent's financial advisor and the Company's financial advisor engaged in a series of conversations relating to Parent's valuation of the Company.

     On April 10, 2000, Parent submitted a letter to the Company, through the Company's financial advisor, containing a non-binding proposal to acquire all of the Company's issued and outstanding Shares at a price of $20.00 per Share, subject to certain conditions, including the amendment of certain of the Company's employment agreements in a manner favorable to Parent. Parent also advised the Company's financial advisor that, as an alternative to its written proposal, Parent would consider acquiring all of the Company's issued and outstanding Shares at a price of $19.70 per Share, subject to certain conditions but excluding the condition that certain employment agreements be amended.

     On April 11, 2000, the Company Board authorized management to continue negotiations with Parent relating to Parent's $19.70 proposal.

     On April 12 and 13, 2000, Mr. Rogers and Prentice O. McKibben, Jr., Director Corporate Development of Parent, together with Parent's financial advisor, conducted discussions with Mr. Stevenson, together with the Company's financial advisor, resulting in a tentative agreement on a price of $19.70 per Share, subject to satisfactory completion of negotiations with respect to the Merger Agreement, completion of Parent's due diligence investigation and approval by the Parent Board and the Company Board.

     From April 13, 2000 through May 3, 2000, the parties, together with their respective outside legal counsel, conducted negotiations with respect to the Merger Agreement.

     At a meeting of the Parent Board held on May 3, 2000, the Parent Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

     At a meeting of the Company Board held on May 3, 2000, the Company Board unanimously determined that the terms of the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the holders of the Shares, unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. At the Company Board meeting, Lehman Brothers delivered to the Company Board its oral opinion (confirmed by delivery of a written opinion) to the effect that, as of such date and based upon and subject to certain matters and assumptions stated therein, from a financial point of view, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to such holders.

     Following the approval of the Parent Board and the Company Board, on May 3, 2000, Parent, the Purchaser and the Company executed and delivered the Merger Agreement and, on May 4, 2000, issued a press release announcing the execution of the Merger Agreement and the transactions contemplated thereby.

     On May 12, 2000, pursuant to the terms of the Merger Agreement, the Purchaser and Parent commenced the Offer.

Purpose of the Offer and the Merger.

     The purpose of the Offer and the Merger is to enable Parent to acquire control of, and the entire equity interest in, the Company. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Parent. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected.

     Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company and any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders will no longer have an equity interest in the Company and instead will have only the right to receive cash consideration pursuant to the Merger Agreement or to exercise statutory appraisal rights under Section 262 of the DGCL. See Section 12. Similarly, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

     The primary benefits of the Offer and the Merger to the stockholders of the Company are that such stockholders are being afforded an opportunity to sell all of their Shares for cash at a price which represents a premium of approximately 42% over the closing sales price of the Shares on May 3, 2000, the last full trading day prior to the initial public announcement that the Company, the Purchaser and Parent had executed the Merger Agreement.

MERGER AGREEMENT

     The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser with the SEC in connection with the Offer (the "Schedule TO"). This summary is qualified in its entirety by reference to the Merger Agreement, which is deemed to be incorporated herein. The following summary may not contain all of the information that is important to you. The Merger Agreement may be examined and copies may be obtained from the SEC in the manner set forth in Section 9. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The obligation of the Purchaser to accept for payment and pay for any Shares validly tendered prior to the expiration of the Offer is conditioned upon satisfaction of the Minimum Condition and the satisfaction or waiver of the conditions described in Annex A to the Merger Agreement. The Merger Agreement provides that the Purchaser may not amend or waive the Minimum Condition, or decrease the Offer Price, change the form of consideration payable in the Offer, decrease the number of Shares sought in the Offer, impose additional conditions to the Offer or amend any other condition of the Offer in any manner adverse to the holders of Shares without the written consent of the Company. Notwithstanding the foregoing provisions, if on the initial scheduled expiration of the Offer (as it may be extended), all conditions to the Offer have not been satisfied or waived, the Offer may be extended from time to time until June 30, 2000, unless any applicable waiting period under the HSR Act or any foreign antitrust, investment or competition law or regulation has not expired or been terminated, in which case the Offer may be extended from time to time until July 31, 2000. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

     Stock Option Agreement. The Merger Agreement provides that, if following a Subsequent Offering Period, the Purchaser has acquired less than 90% of the Shares but not less than 75% of the Shares, Parent, the Purchaser and the Company will enter into a stock option agreement, on customary terms, pursuant to which the Company will grant to the Purchaser an option to purchase that number of Shares equal to the number of Shares that, when added to the number of Shares owned by the Purchaser and its affiliates immediately following expiration of the Subsequent Offering Period, results in Purchaser's beneficially owning 90% of the Shares then outstanding on a fully diluted basis.

     Designation of Directors. The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board so that the percentage of Parent's nominees on the Company Board equals the percentage of outstanding Shares beneficially owned by Parent, the Purchaser and their affiliates. The Company will, upon request of Parent, use its reasonable best efforts promptly either to increase the size of the Company Board or to secure the resignations of incumbent directors, or both, and use its reasonable best efforts to cause Parent's designees to be so elected or appointed to the Company Board. The Company's obligation to elect or appoint Parent's designees to the Company Board is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     The Merger Agreement further provides that in the event that Parent's designees are elected to the Company Board, until the Effective Time, the Company will cause the Company Board to have at least three directors who were directors on May 3, 2000 (the "Independent Directors"), provided that if any Independent Directors cannot serve due to death or disability, the remaining Independent Directors (or Independent Director, if there is only one remaining) are entitled to designate another person or persons who served as a director on May 3, 2000, to fill such vacancies or, if no Independent Director then remains, the other directors will designate three persons who were directors on May 3, 2000, to fill such vacancies. Once Parent's designees constitute a majority of the Company Board, the affirmative vote of a majority of the Independent Directors is required to (1) amend or terminate the Merger Agreement by the Company, (2) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (3) amend the Certificate of Incorporation or By-laws of the Company, or (4) take any other action of the Company Board under or in connection with the Merger Agreement; provided, that if there are no Independent Directors as a result of such persons' deaths, disabilities or refusal to serve, such actions may be effected by majority vote of the entire Company Board.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned Subsidiary of Parent. At the Effective Time, each issued and outstanding Share (other than Shares owned by Parent, the Purchaser or any other wholly owned Subsidiary of Parent, Shares owned by the Company as treasury stock and Shares held by holders who perfect any available dissenters rights under the DGCL) will be converted into the right to receive the Offer Price, without interest thereon, and each issued and outstanding share of common stock of the Purchaser will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

     Treatment of Options. The Merger Agreement provides that Parent and the Company shall take all actions necessary to provide that, as of the Effective Time, each outstanding option to purchase Shares which has been granted under the Company's stock option plans, whether or not then exercisable or vested, will be cancelled. In consideration for such cancellation, Parent will, or will cause the Surviving Corporation to, pay to the holder of each option to purchase Shares, an amount equal to the product of (A) the excess, if any, of the Offer Price over the per share exercise price thereof and (B) the number of Shares subject to such Option. The Merger Agreement provides that the Company will take all action necessary so that, as of the Effective Time, all plans, programs or arrangements of the Company providing for the issuance or grant of options or other interests in the capital stock of the Company will be terminated.

     Conditions. The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the closing of the Merger, of each of the following conditions: (1) the Merger Agreement and the Merger have been approved and adopted by the requisite vote of the holders of Shares if required by the DGCL in order to consummate the Merger; (2) no statute, rule, order, decree, regulation, executive order, ruling or temporary or permanent injunction has been enacted, entered promulgated or enforced by any Governmental Entity of competent jurisdiction which prohibits the consummation of the Merger and all foreign or domestic governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated by the Merger Agreement have been obtained and are in effect at the Effective Time; and
(3) Parent, the Purchaser or their affiliates have purchased Shares pursuant to the Offer.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, (1) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as reasonably practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement; (2) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and will use its reasonable best efforts to cause a definitive Proxy Statement to be mailed to its stockholders; (3) subject to the applicable provisions of the Merger Agreement, include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement; and (4) use its reasonable best efforts to solicit from holders of Shares proxies in favor of the Merger and take all other action reasonably necessary or advisable to secure the stockholder approval required by the DGCL to effect the

Merger. In the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with the DGCL.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things (1) organization, good standing and Subsidiaries, (2) capitalization, (3) authorization, validity of the Merger Agreement and all required Company action taken with respect to the Offer and the Merger, (4) vote required to approve the Merger, (5) required consents or approvals, (6) no material misstatements in filings made with the SEC or financial statements, (7) absence of material adverse changes, (8) no undisclosed liabilities, (9) no misstatements or omissions of a material fact in the Schedule 14D-9, Proxy Statement or other filings with the SEC with respect to the Offer and the Merger, (10) employee benefit plans and ERISA, (11) litigation, (12) compliance with environmental laws and regulations, (13) tax returns and tax liabilities, (14) labor relations, (15) compliance with all laws, (16) insurance, (17) material contracts, (18) title to properties, (19) all necessary permits and licenses, (20) intellectual property, (21) Year 2000 issues, (22) major customers, (23) receipt of fairness opinion from financial advisor, (24) rights plan, and (25) full disclosure. In addition, the Merger Agreement contains representations by Parent and the Purchaser as to, among other things, (1) organization and good standing, (2) authorization, validity of the Merger Agreement and all required Parent and Purchaser action taken with respect to the Offer and the Merger, (3) required consents or approvals, (4) no misstatements or omissions of a material fact in the Offer Documents, the Proxy Statement or other filings with the SEC with respect to the Offer and the Merger, (5) financing the Offer and the Merger, (6) operations of the Purchaser,
(7) no vote of Parent's stockholders required, and (8) no ownership of Shares.

     Interim Operations. Pursuant to the Merger Agreement, the Company has agreed that after the date of the Merger Agreement and prior to the Effective Time, unless Parent otherwise agrees in writing or except as otherwise contemplated by the Merger Agreement:

          (a) the business of the Company and each of its Subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its Subsidiaries will use its reasonable best efforts to preserve its business organization substantially intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners;

          (b) the Company will not, and will not permit its Subsidiaries to: (1) amend its certificate of incorporation or by-laws or similar organizational documents; (2) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock except that a wholly owned subsidiary of the Company may declare and pay a dividend or make advances to its parent or the Company; (3) issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or bonds, debentures, notes or other indebtedness having general voting rights (or convertible into securities having such rights) ("Voting Debt") of the Company or any of its Subsidiaries, other than Shares reserved for issuance pursuant to the exercise of stock options outstanding on the date of the Merger Agreement; (4) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of its Subsidiaries; or (5) redeem, purchase or otherwise acquire directly or indirectly any shares of its capital stock or any instrument or security which consists of or includes a right to acquire such shares;

          (c) the Company will not, and will not permit any of its Subsidiaries to, transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice and other than sales of assets that do not exceed $250,000 per transaction and $1,500,000 in the aggregate;

          (d) the Company will not, and will not permit any of its Subsidiaries to, acquire or publicly propose to acquire or agree to acquire (1) by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (2) any assets outside of the ordinary and usual course of business;

          (e) the Company will not grant any increase in the compensation payable or to become payable by the Company to any executive officers of the Company, and the Company will not, and will not permit any of its Subsidiaries to (1) grant any increase in the compensation payable or to become payable, except for increases in the ordinary and usual course of business, including in connection with internal promotions, and consistent with past practice, to employees of the Company or its Subsidiaries or any executive officer of the Company's Subsidiaries or enter into or adopt any new, or amend or otherwise increase or accelerate the payment or vesting of any benefit or amount payable or to become payable under any, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, or other contract, agreement, commitment, arrangement, plan, trust fund or policy maintained or contributed to or entered into by the Company or any of its Subsidiaries for the benefit of any employee; or (2) enter into any employment (other than "at will") or severance agreement with or, except in accordance with the policies and practices of the Company existing on the date of the Merger Agreement with respect to non-executive employees, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries;

          (f) the Company will not, and will not permit any of its Subsidiaries to, other than with respect to contracts terminable upon no more than ninety (90) days notice without penalty (1) enter into new contracts, modify, amend, terminate, renew or fail to use reasonable business efforts to renew any contract or agreement to which the Company or any of its Subsidiaries is a party, which is material to the Company and its Subsidiaries taken as a whole and provided that the term of any new contract or any contract modification, amendment or renewal does not exceed twelve months and, provided further, that no loans or advances may be made or extended to any customers in connection with any such contract, modification, amendment or renewal, or waive, release or assign any material rights or claims therein, or (2) enter into, modify, amend, or renew any contract or agreement if the dollar value of such new contract or agreement, or existing contract or agreement as so amended, modified, or renewed, is or would be in excess of $150,000 (not to exceed $1,500,000 in the aggregate);

          (g) the Company will, and will cause each of its Subsidiaries to, maintain insurance coverage that in the aggregate is not materially different from that which was in effect on the date of the Merger Agreement;

          (h) the Company will not, and will not permit any of its Subsidiaries to: (1) incur or assume any long-term debt or any short-term indebtedness or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person in each case except pursuant to the borrowings under existing bank lines of credit (or replacement lines of credit of equal or lesser amounts which have terms no less favorable to the Company than the lines of credit being replaced or, with respect to overnight facilities, which have terms no less favorable than market rates) in the ordinary and usual course of business; (2) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries of the Company consistent with past practice); or (3) make any new capital expenditure or expenditures which exceed the amounts budgeted therefor in the 2000 capital expenditure budget for the Company;

          (i) the Company will not, and will not permit any of its Subsidiaries to, change any of the accounting principles used by it except as required by law, rule, regulation or United States generally accepted accounting principles;

          (j) the Company will not, and will not permit any of its Subsidiaries to, make any material Tax election other than in the ordinary course of business and consistent with past practice, change any material accounting method relating to Taxes unless required by GAAP, or settle or compromise any Tax liability in excess of $100,000 arising from or in connection with any single issue or consent to any waiver of the statute of limitations for any such Tax liability;

          (k) the Company will not, and will not permit any of its Subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations (1) in the ordinary course of business and consistent with past practice, (2) properly reflected or reserved against in the consolidated financial statements (or the notes thereto) as of and for the fiscal year ended January 31, 2000 of the Company and its consolidated Subsidiaries, and (3) not in excess of $100,000 individually or $1,000,000 in the aggregate;

          (l) the Company will not, and will not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

          (m) the Company will not, and will not permit any of its Subsidiaries to, amend, renew, terminate or cause to be extended any material lease, agreement or arrangement relating to any of its leased real properties or enter into any material lease, agreement or arrangement with respect to any real property;

          (n) the Company will, and will cause each of its Subsidiaries to, use reasonable best efforts to maintain in effect all existing Permits that are material to the operations of the Company or any of its Subsidiaries;

          (o) subject to certain other restrictions set forth in the Merger Agreement, the Company will not, and will not permit any of its Subsidiaries to, enter into any agreement or arrangement with any of their respective officers, directors, 10% stockholders or any persons affiliated with the foregoing, other than such agreements and arrangements as are entered into in the usual, ordinary and regular course of business and which have been negotiated on an arm's-length basis and are no less favorable to the Company or its Subsidiaries than the Company or such Subsidiary would have obtained from an unaffiliated third party;

          (p) the Company will not, and will not permit any of its Subsidiaries to, take, or agree to commit to take, any action that would materially impair the ability of the Company, Parent or the Purchaser to consummate the Offer or the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation; and

          (q) the Company will not, and will not permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to announce publicly an intention to do any of the foregoing.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the termination of the Merger Agreement in accordance with its terms neither it nor any of its Subsidiaries or affiliates will (and the Company will use its reasonable best efforts to cause its and each of its Subsidiaries' officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, solicit, participate in, initiate, or knowingly encourage discussions or negotiations with, provide any information to, or enter into any agreement with, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any merger, business combination, tender offer, exchange offer, sale of all or substantially all of its business, assets, capital stock or debt securities or similar transactions involving the Company (an "Acquisition Proposal"). The Company also agreed immediately to cease any existing activities, discussions or negotiations with any other persons with respect to any of the foregoing. Notwithstanding the foregoing, the Company may, directly or indirectly, provide access and furnish information concerning its business, properties or assets to any corporation, partnership, person or other entity or group pursuant to customary confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group if (x) such entity or group has submitted an unsolicited bona fide written proposal to the Company Board relating to any such transaction, (y) such proposal provides for the acquisition for cash and/or publicly traded securities of all of the outstanding Shares, and (z) the Company Board determines in good faith, after consultation with its independent financial advisor, that such proposal is financially superior to the Offer and the Merger and fully financed or reasonably capable of being financed. A proposal meeting all of the criteria in the preceding sentence is referred to in the Merger Agreement as a "Superior Proposal." The Merger Agreement does not prohibit the Company or the Company Board from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act. The Company has agreed immediately to notify Parent of any Superior Proposal, or if an inquiry is made, to keep Parent fully apprised of all developments with respect thereto, immediately to provide to Parent copies of any written materials received by the Company in connection with any Superior Proposal, discussion, negotiation or inquiry, and to identify the party making any Superior Proposal or inquiry or engaging in such discussion or negotiation. The Company also has agreed promptly to provide to Parent any non-public information concerning the Company provided to any other party which was not previously provided to Parent. The Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party. The Merger Agreement provides that, only in connection with the valid termination of the Merger Agreement in connection with a Superior Proposal, may the Company Board (1) withdraw, or modify or change in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Company Board of the Offer, the Merger Agreement or the Merger, or propose to do so, (2) approve or recommend any Acquisition Proposal or propose to do so, or
(3) enter into any agreement with respect to any Acquisition Proposal or propose to do so.

     Directors' and Offers' Indemnification and Insurance. The Merger Agreement provides that the certificate of incorporation and by-laws of the Surviving Corporation shall contain specified indemnification provisions with respect to directors and officers of the Company prior to the Effective Time. Such indemnification provisions may not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time, unless such modification is required by law. Notwithstanding the foregoing, if the Surviving Corporation or any successor corporation is merged with and into Parent, Parent's certificate of incorporation and by-laws do not have to contain the indemnification provisions otherwise required by the Merger Agreement. The Merger Agreement further provides that for six years after the Effective Time, the Surviving Corporation (and any successor corporation) will indemnify, defend and hold harmless to the fullest extent permitted under Delaware law the present and former officers and directors of the Company against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation)) in connection with any claim, suit, action, proceeding or investigation that is, in whole or in part, based or arising out of the fact that such person is or was a director or officer of the Company and arising out of actions or omissions occurring at or prior to the Effective Time.

     The Merger Agreement further provides that for six years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain in effect, if available, directors' and officers' liability insurance covering those persons currently covered by the Company's directors' and officers' liability insurance policy, to the extent that it provides coverage for events occurring on or prior to the Effective Time, on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable than the terms of the Company's current policies.

     Termination. The Merger Agreement provides that it may be terminated or abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof:

          (a) by the mutual consent of the Parent Board and the Company Board.

          (b) by either of the Company Board or the Parent Board:

             (1) if Shares have not been purchased pursuant to the Offer on or prior to August 18, 2000; provided, that the right to terminate the Merger Agreement pursuant to this paragraph is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Purchaser to purchase Shares pursuant to the Offer on or prior to such date; or

             (2) if any Governmental Entity has issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall use their reasonable efforts to lift), in each case, permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and non-appealable.

          (c) by the Company Board:

             (1) if, prior to the purchase of Shares pursuant to the Offer, the Company Board has withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve and permit the Company to execute a definitive agreement providing for a Superior Proposal; provided that (A) at least three (3) business days prior to terminating the Merger Agreement pursuant to this paragraph the Company has provided Parent with written notice advising Parent that the Company Board has received a Superior Proposal that it intends to accept, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, and (B) the Company has caused its financial and legal advisors to negotiate in good faith with Parent to make such adjustments in the financial terms of a revised Merger Agreement that are equal or superior to the financial terms of such Superior Proposal; and further provided that the Company may not terminate the Merger Agreement pursuant to this paragraph if the Company is in material breach of the Merger Agreement; or

             (2) if, prior to the purchase of Shares pursuant to the Offer, Parent or the Purchaser breaches in any material respect any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties in any material respect; or

             (3) if Parent or the Purchaser has terminated the Offer, or the Offer has expired, without Parent or the Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided, that the Company may not terminate the Merger Agreement pursuant to this paragraph if the Company is in material breach of the Merger Agreement.

          (d) by the Parent Board:

             (1) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in Section 14 below as of the expected initial scheduled Expiration Date, Parent, the Purchaser, or any of their affiliates has failed to commence the Offer on or prior to ten business days following the date of the initial public announcement of the Offer; provided that Parent may not terminate the Merger Agreement pursuant to this paragraph if Parent or the Purchaser is in material breach of the Merger Agreement; or

             (2) if prior to the purchase of Shares pursuant to the Offer, the Company Board has withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser, its approval or recommendation of the Offer, the Merger Agreement or the Merger or has recommended an Acquisition Proposal or offer, or has executed an agreement in principle or definitive agreement providing for a tender offer or exchange offer for any shares of capital stock of the Company, or a merger, consolidation or other business combination with a person or entity other than Parent, the Purchaser or their affiliates (or the Company Board resolves to do any of the foregoing); provided that Parent may not terminate the Merger Agreement pursuant to this paragraph if Parent or the Purchaser is in material breach of the Merger Agreement; or

             (3) if Parent or the Purchaser has terminated the Offer, or the Offer has expired without Parent or the Purchaser purchasing any Shares thereunder; provided that Parent may not terminate the Merger Agreement pursuant to this paragraph if Parent or the Purchaser is in material breach of the Merger Agreement.

     Effect of Termination; Termination Fee. The Merger Agreement provides that in the event of termination, the Merger Agreement will forthwith become null and void, and there will be no liability on the part of Parent, the Purchaser or the Company except (A) for fraud or for breach of the Merger Agreement and (B) as described below with respect to the payment of certain fees.

     Set forth below are the circumstances under which a termination fee is payable under the terms of the Merger Agreement. All references to paragraph numbers refer to the section entitled "Termination" above.

     If (w) the Company Board terminates the Merger Agreement pursuant to paragraph (c)(1), (x) the Parent Board terminates the Merger Agreement pursuant to paragraph (d)(2), (y)(I) the Company Board terminates the Merger Agreement pursuant to paragraphs (b)(1) or (c)(3) and prior thereto there was publicly announced another Acquisition Proposal or (II) the Parent Board terminates the Merger Agreement pursuant to paragraphs (b)(1) or (d)(3) due to a failure to satisfy the Minimum Condition or the conditions contained in paragraphs (h) or
(i) of Annex A to the Merger Agreement and Parent reasonably determines that such failure is attributable to there having been publicly announced another Acquisition Proposal, or (z)(I) the Parent Board, due to a material breach by the Company of certain specified covenants or agreements, including the no solicitation covenant, terminates the Merger Agreement pursuant to paragraphs
(d)(i) or (d)(3) or (II)(A) the Parent Board, due to a material breach by the Company of any other covenant or agreement contained in the Merger Agreement, terminates the Merger Agreement pursuant to paragraphs (d)(1) or (d)(3) and (B) within ninety (90) days of such termination, the Company enters into a definitive agreement with respect to an Acquisition Proposal (regardless of the timing of consummation of such Acquisition Proposal) or an Acquisition Proposal has been otherwise consummated, then in any such case as described in clause
(w), (x), (y) or (z), the Company is obligated to pay to Parent $8 million. Such payment is due no later than two business days after such termination of the Merger Agreement, except in the case of any termination by the Company pursuant to paragraph (c)(1), in which case, payment is due simultaneously with the termination, or in the case of termination by the Parent in connection with the circumstances described in clause (z) (II), in which case, payment is due simultaneously with the consummation of the Acquisition Proposal.

     Fees and Expenses. The Merger Agreement provides that, except as set forth above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

CONFIDENTIALITY AGREEMENT

     The following is a summary of the material provisions of the Confidentiality Agreement, a copy of which is filed as an exhibit to the Schedule TO. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is deemed incorporated herein. The following summary may not contain all of the information that is important to you. The Confidentiality Agreement may be examined and copies may be obtained from the SEC in the manner set forth in Section 9.

     Pursuant to the terms of the Confidentiality Agreement entered into on November 12, 1999, the Company agreed to provide Parent with certain confidential information and Parent agreed, for a period of two years, to treat such information as confidential and to use such information solely in connection with a possible acquisition of the Company. Parent further agreed that, for a period of one hundred and eighty (180) days, unless requested in writing in advance by the Company Board, neither it nor its affiliates would acquire or attempt to acquire ownership of any of the assets or businesses of the Company, or any securities issued by the Company, or any rights or options to acquire such ownership, or undertake certain other actions with respect to these matters. Parent further agreed not to hire management or employees of the Company for a period of one year except in certain specified circumstances.

12. PLANS FOR THE COMPANY; OTHER MATTERS.

     Plans for the Company. Parent is conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances existing upon completion of the Offer. Such changes could include, among other things, changes in the Company's business, corporate structure, capitalization, management or dividend policy.

     Assuming the Minimum Condition is satisfied and the Purchaser purchases Shares pursuant to the Offer, Parent intends promptly to exercise its rights under the Merger Agreement to obtain majority representation on, and control of, the Company Board. See "Merger Agreement -- Designation of Directors" above. Parent will exercise such rights by causing the Company to elect to the Company Board Messrs. Allan R. Rothwell, Bruce E. Moore, Prentice O. McKibben, Jr. and Eric D. DeLoach. Information with respect to such directors is contained in the
Schedule 14D-9. The Merger Agreement provides that, upon the purchase of and payment for any Shares by Parent or any of its subsidiaries pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board such that the percentage of its designees on the Company Board equals the percentage of the outstanding Shares beneficially owned by the Purchaser, Parent and any of their affiliates. See
Section 11. The Merger Agreement provides that the directors of the Purchaser and the officers of the Company, in each case immediately prior to the Effective Time, will, from and after the Effective Time, be the initial directors and officers, respectively, of the Surviving Corporation.

     Except as disclosed in this Offer to Purchase, and except as may be effected in connection with the integration of operations referred to above, neither Parent nor the Purchaser has any present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, involving the Company or its subsidiaries, or any material changes in the Company's capitalization, corporate structure, business or composition of its management or the Company Board.

     Stockholder Approval. Under the DGCL, the approval of the Company Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to adopt and approve the Merger Agreement and the transactions contemplated thereby. The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of the Merger by the Company's stockholders in accordance with the DGCL. In addition, the Company has represented that the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock which is necessary to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Therefore, unless the Merger is consummated pursuant to the short-form merger provisions under the DGCL described below (in which case no further corporate action by the stockholders of the Company will be required to complete the Merger), the only remaining required corporate action of the Company will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. The Merger Agreement provides that Parent will vote, or cause to be voted, all of the Shares then owned by Parent, the Purchaser or any of Parent's other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement. In the event that Parent, the Purchaser and Parent's other subsidiaries and affiliates acquire in the aggregate at least a majority of the Shares entitled to vote on the approval of the Merger and the Merger Agreement (which would be the case if the Minimum Condition is satisfied and the Purchaser were to accept for payment Shares tendered in the Offer), they would have the ability to effect the Merger without the affirmative votes of any other stockholders.

     Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge itself into such corporation without any action or vote on the part of the board of directors or the stockholders of such other corporation (a "short-form merger"). In the event that Parent, the Purchaser and any other subsidiaries of Parent acquire in the aggregate at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, then, at the election of Parent, a short-form merger could be effected without any approval of the stockholders of the Company, subject to compliance with the provisions of Section 253 of the DGCL. Even if Parent and the Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and the Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a short-form merger. The per Share consideration paid for any Shares so acquired may be greater or less than that paid in the Offer. In addition, the Merger Agreement provides that, if the Purchaser obtains 75% or more of the issued and outstanding Shares in the Offer and the Subsequent Offering Period, but less than 90%, the Company will grant to the Purchaser an option to purchase the number of Shares that, when combined with the Shares beneficially owned by the Purchaser, would result in the Purchaser owning 90% of the outstanding Shares. Parent and the Purchaser presently intend to effect a short-form merger if permitted to do so under the DGCL.

     Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Under
Section 262 of the DGCL, dissenting stockholders of the Company who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

     THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

13. DIVIDENDS AND DISTRIBUTIONS.

     As described above, the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, without the prior written consent of Parent, neither the Company nor any of its Subsidiaries will (1) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock, except that a wholly owned Subsidiary of the Company may declare and pay a dividend or make advances to its parent or the Company; (2) issue, sell, transfer, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of, capital stock of any class or Voting Debt of the Company or any of its Subsidiaries, other than Shares reserved for issuances pursuant to the exercise of options outstanding on such date; (3) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of the Subsidiaries of the Company; or (4) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any instrument or security which consists of or includes a right to acquire such capital stock.

14. CONDITIONS TO THE OFFER.

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), the Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if (1) any applicable waiting period under the HSR Act or any foreign antitrust, investment or competition law or regulation has not expired or terminated, (2) the Minimum Condition has not been satisfied, or (3) at any time on or after the date of the Merger Agreement and before the time of payment for any such Shares, any of the following events shall occur or shall be determined by the Purchaser to have occurred:

          (a) there shall be threatened or pending any suit, action or proceeding by any Governmental Entity (1) seeking to prohibit or impose any material limitations on Parent's or the Purchaser's ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Parent or the Purchaser or their respective Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective Subsidiaries, in each case taken as a whole, (2) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by this Agreement, or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (3) seeking to impose material limitations on the ability of the Purchaser, or rendering the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, or (4) seeking to impose material limitations on the ability of the Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders;

          (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or any foreign antitrust, investment or competition law or regulation, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (1) through (4) of paragraph (a) above;

          (c) there shall have occurred and continue to exist (1) any general suspension of trading in, or limitation on prices for, securities on the NYSE for a period in excess of three hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), or (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory);

          (d) any of the representations and warranties of the Company set forth in the Merger Agreement, when read without any exception or qualification as to materiality or Company Material Adverse Effect, shall not be true and correct, as if such representations and warranties were made at the time of such determination (except as to any such representation and warranty which speaks as of a specific date, which must be untrue or incorrect as of such specific date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect;

          (e) the Company shall have breached or failed to perform any material obligation or to comply with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (f) there shall have occurred any events or changes which have had or which are reasonably likely to have or constitute, individually or in the aggregate, a Company Material Adverse Effect;

          (g) the Merger Agreement shall have been terminated in accordance with its terms;

          (h) (1) it shall have been publicly disclosed or Parent or the Purchaser shall have otherwise learned that any person, entity or "group" (as defined in Section 13(d)(3) of the Exchange Act), other than Parent or its affiliates or any group of which any of them is a member, shall have acquired beneficial ownership (determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 15% or more of any class or series of capital stock of the Company (including the Shares) (or any person beneficially owning 15% of any class or series of capital stock of the Company (including the Shares) on the date of the Merger Agreement shall increase such person's beneficial ownership by 1% or more in excess of such beneficial ownership as reported in an SEC filing publicly filed prior to the date of the Merger

     Agreement), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted an option, right or warrant, conditional or otherwise, to acquire beneficial ownership of 15% or more of any class or series of capital stock of the Company (including the Shares); or (2) any person or group shall have entered into a definitive agreement or agreement in principle with the Company with respect to a merger, consolidation or other business combination with the Company; or

          (i) the Company Board or any committee thereof (1) shall have withdrawn, or modified or changed in a manner adverse to Parent or the Purchaser (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Merger Agreement, or the Merger, (2) shall have recommended another proposal or offer, (3) shall have resolved to do any of the foregoing, or (4) shall have taken a neutral position or made no recommendation, unless the Company Board determines in good faith, based upon an opinion of independent legal counsel, that the failure to take such position would be reasonably likely to violate their fiduciary duties to the Company's stockholders under applicable law, with respect to another proposal or offer (other than by Parent or the Purchaser) after a reasonable amount of time (and in no event more than ten business days following receipt thereof) has elapsed for the Company Board or any committee thereof to review and make a recommendation with respect thereto;

which in the sole judgment of Parent or the Purchaser, in any such case, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment for Shares.

     The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent or the Purchaser, in whole or in part, at any time and from time to time in the sole discretion of Parent or the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15. CERTAIN LEGAL MATTERS.

     General. Except as described in this Offer to Purchase, based on information provided by the Company, neither the Purchaser nor Parent is aware of (1) any license or regulatory permit that appears to be material to the business of the Company and its Subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Parent or the Purchaser pursuant to the Offer or the Merger, or (2) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer or the Merger. Should any such approval or other action be required, the Purchaser and Parent presently contemplate that such approval or other action would be sought. While, except as otherwise described in this Offer to Purchase, the Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the business of the Company or Parent or that certain parts of the businesses of the Company or Parent might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse actions are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment, or pay for, any Shares tendered. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions including conditions with respect to governmental actions. See Section 14.

     Antitrust. The Offer is subject to the HSR Act and the rules promulgated thereunder, which provide that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied.

     A Notification and Report Form with respect to the Offer was filed under the HSR Act on May 8, 2000. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by

Parent, unless the Antitrust Division and the FTC terminate the waiting period prior thereto. Accordingly, the waiting period under the HSR Act applicable to the Offer will expire at 11:59 p.m., New York City time, on May 23, 2000, unless, prior to the expiration or termination of the waiting period, the FTC or the Antitrust Division extends the waiting period by requesting additional information or documentary material. If such a request is made, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 14.

     The FTC and the Antitrust Division frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the Antitrust Laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise seeking divestiture of Shares acquired by Purchaser or divestiture of substantial assets of Parent, the Company or their respective affiliates. Private parties and state attorneys general may also bring legal action under the Antitrust Laws under certain circumstances.

     Based upon an examination of information provided by the Company relating to the businesses in which Parent and the Company are engaged, Parent and the Purchaser believe that the acquisition of Shares by the Purchaser pursuant to the Offer or Merger will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

     As used in this Offer to Purchase, "Antitrust Laws" shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

     Foreign Laws. Parent, the Company and certain of their subsidiaries conduct business in several foreign countries, where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the currently scheduled Expiration Date. The Purchaser is seeking further information regarding applicability of any such laws and currently intends to take such action as may be required or desirable. Pursuant to the Merger Agreement, if any such filings or approvals may not be made or obtained prior to the currently scheduled Expiration Date, the Purchaser has the right, in its sole discretion, to extend the Offer until such time as all required or desirable filings and approvals may be made or obtained, provided that the Offer may not be extended beyond July 31, 2000.

     State Antitakeover Statutes. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The Company Board approved for purposes of Section 203 the entering into by the Purchaser, Parent and the Company of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and the Purchaser by virtue of such actions.

     A number of states have adopted laws and regulations that purport to apply to attempts to acquire securities of corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made certain corporate acquisitions more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

     Other than as set forth above, Parent and the Purchaser do not believe that the antitakeover laws and regulations of any state will by their terms apply to the Offer and the Merger, and neither Parent nor the Purchaser has attempted to comply with any state antitakeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offer. See Section 14.

16. FEES AND EXPENSES.

     Chase Securities Inc. is acting as Dealer Manager in connection with the Offer and is providing certain financial advisory services to the Purchaser and Parent in connection with the Offer. Parent has agreed to pay Chase Securities Inc. customary fees for such services. Parent has also agreed to reimburse Chase Securities Inc. for its out-of-pocket expenses, including the reasonable fees and expenses of its counsel and any other advisor retained by Chase Securities Inc. in connection with its engagement and to indemnify Chase Securities Inc. and certain related persons against certain liabilities and expenses, including certain liabilities and expenses under the federal securities laws.

     The Purchaser and Parent have retained Georgeson Shareholder Communications Inc. to serve as the Information Agent and ChaseMellon Shareholder Services, L.L.C. to serve as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders. The Information Agent and the Depositary will each receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities in connection with their services, including certain liabilities and expenses under the federal securities laws.

     Except as set forth above, neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or other person or entity in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

17. MISCELLANEOUS.

     The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser shall make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser and Parent have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection, and copies should be obtainable in the same manner set forth in Section 9 of this Offer to Purchase (except that such material will not be available at the regional offices of the SEC).

                                          TARTAN, INC.

May 12, 2000

                                   SCHEDULE I

                    INFORMATION CONCERNING THE DIRECTORS AND
                 EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER

     Directors and Executive Officers of Parent and the Purchaser. Set forth below is the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent and the Purchaser. Other than Peter M. Wood, who is a citizen of the United Kingdom, each such person is a citizen of the United States of America. Unless otherwise indicated, the current business address of each such person is c/o Eastman Chemical Company, 100 North Eastman Road, Kingsport, Tennessee 37660. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Parent, or the organization indicated, for the past five years. Directors of Parent or the Purchaser, as the case may be, are identified by an asterisk.

                   DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
             ----                    ------------------------------------------------------------
H. Jesse Arnelle*                    Mr. Arnelle is of counsel to the Winston-Salem, North
                                     Carolina-based law firm of Womble, Carlyle, Sandridge &
                                     Rice. He was a partner of the San Francisco-based law firm of Arnelle, Hastie, McGee, Willis & Greene or its
                                     predecessor from 1985 until 1996. Mr. Arnelle is Immediate
                                     Past Chairman of the Board of Trustees of Pennsylvania State
                                     University, is a director of the National Football
                                     Foundation and Collegiate Hall of Fame, and is a member of the boards of directors of Armstrong World Industries, Inc.,
                                     FPL Group, Inc., Gannett Corporation, Textron, Inc., Union
                                     Pacific Resources, Inc., and Waste Management, Inc.
Calvin A. Campbell, Jr.*             Mr. Campbell has been Chairman of the Board, President and
  Goodman Equipment Corporation      Chief Executive Officer of Goodman Equipment Corporation
  6646A South Narrangansett          since 1971. Goodman Equipment designs, manufactures, and
  Bedford Park, IL 60638             markets worldwide underground mining locomotives and
                                     personnel carriers and plastics blow molding machinery. He was also President and Chief Executive Officer of Cyprus
                                     Amax Minerals Company in 1992, Chairman of the Board in 1991
                                     and 1992, and a director from 1985 through 1994. Mr.
                                     Campbell is a member of the board of directors of Mine
                                     Safety Appliances Company and Bulley & Andrews Company. He
                                     is also a director and immediate past Chairman of the
                                     National Association of Manufacturers, is a director of the
                                     National Mining Association, is a director and former
                                     Chairman of the Illinois Manufacturers Association, and
                                     serves as a trustee of the Illinois Institute of Technology.

                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
             ----                    ------------------------------------------------------------
Earnest W. Deavenport, Jr.*          Mr. Deavenport is Chairman of the Board and Chief Executive
                                     Officer of Parent. He joined Parent in 1960. Mr. Deavenport was named President of Parent in 1989. He also served as
                                     Group Vice President of Eastman Kodak Company from 1989
                                     through 1993. Mr. Deavenport is a member of the boards of
                                     directors of AmSouth Bancorporation and Milliken & Company.
                                     He also serves as a director of the American Plastics
                                     Council and the National Association of Manufacturers, on
                                     the Board of Trustees of the Malcolm Baldridge National
                                     Quality Award Foundation, and on the policy committee of the
                                     Business Roundtable.
Jerry E. Dempsey*                    Mr. Dempsey served as Chairman of the Board and Chief
                                     Executive Officer of PPG Industries, Inc. from 1993 until
                                     his retirement in 1997. From 1991 until he joined PPG, he
                                     was Senior Vice President of WMX Technologies, Inc., a waste treatment and disposal company, and Chairman of its
                                     publicly-traded, majority-owned subsidiary, Chemical Waste
                                     Management, Inc., having served as President and Chief
                                     Executive Officer of Chemical Waste Management, Inc. since
                                     1985. Mr. Dempsey is also a member of the boards of
                                     directors of Birmingham Steel Corporation and Navistar
                                     International Corporation
John W. Donehower*                   Mr. Donehower is Senior Vice President and Chief Financial
Kimberly-Clark Corporation           Officer of Kimberly-Clark Corporation. He joined
351 Phelps Drive                     Kimberly-Clark in 1974, and served in a series of management
Irving, TX 75038                     positions prior to election to his current position in 1993.
                                     Mr. Donehower is also a member of the boards of directors of
                                     Factory Mutual Insurance Company and Kimberly-Clark De
                                     Mexico S.A. de C.V.
Donald W. Griffin*                   Mr. Griffin is Chairman of the Board, President, and Chief
Olin Corporation                     Executive Officer of Olin Corporation, a manufacturer of
501 Merritt P.O. Box 4500            chemicals, metals, and ammunition. He joined Olin in 1961,
Norwalk, CT 06856-4500               and served in a series of marketing and management positions prior to election to the position of President and Chief
                                     Operating Officer in 1994 and to his current positions in
                                     1996. Mr. Griffin is also a member of the board of directors of A.C. Nielsen Corporation. He also serves as a trustee of the University of Evansville and the Buffalo Bill Historical
                                     Center.
Lee Liu*                             Mr. Liu is the Chairman of the Board of Alliant Energy
                                     Corporation, was Chairman of the Board of Alliant's
                                     predecessor, Interstate Energy Corporation from 1998 to
                                     1999, and was Chairman of the Board and Chief Executive
                                     Officer of IES Industries, Inc., predecessor of Interstate
                                     Energy Corporation, and of IES Utilities, the major
                                     subsidiary of IES Industries, from 1993 to 1998. Mr. Liu has been with Iowa Electric Light & Power Company, predecessor of IES Industries, since 1957. He is also a member of the
                                     boards of directors of Principal Financial Group and McLeod
                                     USA Incorporated.

                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
             ----                    ------------------------------------------------------------
Marilyn R. Marks*                    Miss Marks is Chairman of the Board and Chief Executive
TruckBay.com, Inc.                   Officer of TruckBay.com, Inc., an Internet source for goods,
1201 Peachtree Street, N.E.          services, and information serving the trucking industry, and
400 Colony Square Suite 1101         Chairman of the Board of Dorsey Trailers, Inc., a truck
Atlanta, GA 30361                    trailer manufacturer. She was Chief Executive Officer and
                                     President of Dorsey Trailers, Inc. from 1987 to November
                                     1997 and was President of Dorsey Trailers, Inc. until 1999.
                                     Miss Marks is also a member of the board of directors of
                                     Dana Corporation, and also serves as a director of the
                                     American Trucking Associations Foundation.
Dr. John A. White*                   Dr. White is Chancellor of the University of Arkansas. From
                                     1991 to 1997, he was Dean of the College of Engineering at
                                     the Georgia Institute of Technology. From July 1988 to
                                     September 1991, he was Assistant Director of the National
                                     Science Foundation in Washington, D.C., and served on the
                                     faculty of the Georgia Institute of Technology from 1975 to
                                     1997. Dr. White is also a member of the National Science
                                     Board, a member of the National Academy of Engineering, and a member of the boards of directors of J.B. Hunt Transport
                                     Services, Inc., Logility, Inc., Motorola, Inc., and Russell
                                     Corporation.
Peter M. Wood*                       Mr. Wood served as a Managing Director of J.P. Morgan &
                                     Company, from which he retired in 1996. He joined J.P.
                                     Morgan as a Senior Vice President in 1986. Mr. Wood served as Vice President, Mergers & Acquisitions with Kidder,
                                     Peabody & Co. from 1981 to 1986, was employed by McKinsey &
                                     Company from 1966 to 1981 and by Shell Chemical Company,
                                     Ltd. from 1961 to 1964. Mr. Wood is also a member of the
                                     boards of directors of Middlesex Mutual Assurance Company,
                                     Payless Cashways, Inc. and Stone & Webster, Inc.
Dr. James L. Chitwood                Dr. Chitwood is Senior Vice President, Corporate Strategy
                                     and Chief Technology Officer of Parent. Dr. Chitwood joined
                                     Parent in 1968, was named Senior Vice President of Parent in
                                     1989, and Group Vice President, Specialty Business Group in
                                     1991, Senior Vice President with responsibility for Parent business organizations in 1994, and from 1996 to 1999 was
                                     Senior Vice President with responsibility for operations
                                     outside North America. He also served as a Vice President of
                                     Eastman Kodak Company from 1984 through 1993.
Betty W. DeVinney                    Mrs. DeVinney is Vice President, Communications and Public
                                     Affairs of Parent. Mrs. DeVinney joined Parent in 1973. She became Manager, Employment, in 1991, Manager, Community
                                     Relations in 1995 and Manager, Corporate Relations in 1997.
                                     She assumed her current position in 1998.
J. Brian Ferguson                    Mr. Ferguson, is President, Polymers Group of Parent. Mr.
                                     Ferguson joined Parent in 1977. He was named Vice President,
                                     Industry and Federal Affairs in 1994, became Managing
                                     Director, Greater China in 1997, and was named President,
                                     Eastman Chemicals Asia Pacific in 1998. He assumed his
                                     current position in 1999.

                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
             ----                    ------------------------------------------------------------
Mark W. Joslin                       Mr. Joslin became Vice President and Controller of Parent
                                     effective March 1, 2000. Mr. Joslin joined Parent in 1999 as
                                     Vice President, Finance. Mr. Joslin previously served as
                                     Chief Financial Officer, Treasurer and Secretary of Lawter
                                     International, Inc. Prior to joining Lawter in 1996, he was employed by Arthur Andersen LLP, Baxter International, and
                                     ANGUS Chemical.
Theresa K. Lee                       Ms. Lee became Vice President, General Counsel and Secretary of Parent effective January 1, 2000. Ms. Lee joined Parent as a staff attorney in 1987, served as Assistant General
                                     Counsel for the health, safety and environmental legal staff from 1993 to 1995, and served as Assistant General Counsel for the corporate legal staff from 1995, until her
                                     appointment as Vice President, Associate General Counsel and
                                     Secretary in 1997.
Roger K. Mowen, Jr.                  Mr. Mowen is Vice President, CustomerFirst and Chief
                                     Information Officer of Parent. Mr. Mowen joined Parent in
                                     1971. He was named Vice President and General Manager,
                                     Polymer Modifiers, in 1991, Superintendent of the Polymers
                                     Division in 1994, and President, Carolina Operations in
                                     1996. In 1998 he was named Vice President, Customer Demand
                                     Chain and assumed his current position in 1999.
James P. Rogers                      Mr. Rogers joined Parent in 1999 as Senior Vice President
                                     and Chief Financial Officer. Mr. Rogers served previously as
                                     Executive Vice President and Chief Financial Officer of GAF
                                     Materials Corporation. He also served as Executive Vice
                                     President, Finance, of International Specialty Products,
                                     Inc., which was spun off from GAF in 1997.
B. Fielding Rolston                  Mr. Rolston is Vice President, Human Resources and Quality
                                     of Parent. Mr. Rolston joined Parent in 1964 and was
                                     appointed Vice President, Customer Service and Materials
                                     Management of Parent in 1987 and Vice President, Human
                                     Resources and Health, Safety, Environment and Security in
                                     1998. He assumed his current position in 1999.
Allan R. Rothwell                    Mr. Rothwell is President, Chemicals Group of Parent. Mr.
                                     Rothwell joined Parent in 1969, became Vice President and
                                     General Manager, Container Plastics Business Organization in
                                     1994, and was appointed Vice President, Corporate
                                     Development and Strategy in 1997. He was named Senior Vice
                                     President and Chief Financial Officer in 1998 and assumed
                                     his current position in 1999.
Garland S. Williamson                Mr. Williamson is Vice President, Worldwide Operations and
                                     Chief Health, Safety and Environmental Officer of Parent.
                                     Mr. Williamson joined Parent in 1967. He was named Vice
                                     President, Asia Pacific Manufacturing in 1992, and was
                                     appointed President, Texas Operations in 1996. He assumed
                                     his current position in 1998.

                DIRECTORS AND EXECUTIVE OFFICERS OF TARTAN, INC.

                                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
             ----                    ------------------------------------------------------------
Allan R. Rothwell*                   Mr. Rothwell serves as President, Secretary and Treasurer of
                                     Tartan, Inc. Mr. Rothwell is also President, Chemicals Group of Parent. Mr. Rothwell joined Parent in 1969, became Vice
                                     President and General Manager, Container Plastics Business
                                     Organization in 1994, and was appointed Vice President,
                                     Corporate Development and Strategy in 1997. He was named
                                     Senior Vice President and Chief Financial Officer in 1998
                                     and assumed his current position in 1999.

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

            By Mail:                           By Hand:                         By Overnight:
    Reorganization Department          Reorganization Department          Reorganization Department
         P. O. Box 3301                      120 Broadway                    85 Challenger Road
   South Hackensack, NJ 07606                 13th Floor                       Mail Drop-Reorg
                                          New York, NY 10271              Ridgefield Park, NJ 07660

                           By Facsimile Transmission:
                        (For Eligible Institutions Only)

                                 (201) 296-4293

                         Confirm Facsimile Transmission
                               By Telephone Only:

                                 (201) 296-4860

     Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               [GEORGSESON LOGO]

                          17 State Street, 10th Floor
                               New York, NY 10004
                        Banks and Brokers Call Collect:
                                 (212) 440-9800
                           All Others Call Toll-Free:
                                 (800) 223-2064

                      The Dealer Manager for the Offer is:

                             CHASE SECURITIES INC.

                          270 Park Avenue, 10th Floor
                               New York, NY 10017
                                 (212) 270-3272